SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

#

The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated June 10, 2007

B

Press Release dated June 12, 2007

#

EXHIBIT A

SAPIENS ANNOUNCES COMPLETION OF $20 MILLION PRIVATE PLACEMENT LED BY GLOBAL INSTITUTIONAL INVESTORS

The Round was done at $3 per share representing 12% premium to market price Closing expected by the end of June

Cary, NC – June 10, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Emblaze / Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced that it has completed a $20 million private placement round led by institutional investors and by the Formula Group. The common shares placement was priced at $3 representing 12% premium with no warrants. After closing (expected at the end of June), Formula will remain the controlling shareholder of Sapiens.

Mr. Al-Dor, President and CEO of Sapiens International, commented, "Sapiens is a different company today. We are back to growth and operational profitability, playing in multi-billion dollar markets and ready to take leadership. This investment is a strong vote of confidence by our investors, and by the Emblaze / Formula group, in our direction and future prospects.  We appreciate their support and we will do our best to continue on the course that we have set for ourselves."

Guy Bernstein, CEO Emblaze Group commented, “We are actively involved in all of our companies. We work with Sapiens' management team on a daily basis. We focus on profitability and aggressive, global growth. Sapiens presents a strong opportunity in a large global market. There are many risks going forward, but our mutual cooperation on the future of the company is unique and powerful in its results as evidenced by this round.”

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), and the Emblaze Ltd (LSE: BLZ.L) group, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

###

#

EXHIBIT B

Sapiens Announces Repayment of Debt to Israeli Institutional Investors

Company Repurchases Approximately $2.8 Million of Its Convertible Debentures

Cary, NC – June 12, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Emblaze / Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced that, following upon the $20 million private placement which it publicized earlier this week, the Company has repaid its debt to certain Israeli institutional investors, through the repurchase of the Company's convertible debentures (Series A) in the aggregate amount of 11,887,169 NIS, nominal value, representing approximately $2.8 million.  The convertible debentures (Series A) were purchase at a price of NIS 0.95 per NIS 1.00 unit.

Pursuant to the terms of the prospectus governing the convertible debentures (Series A), the 11,887,169 NIS, nominal value, will be cancelled and removed from trading on the Tel Aviv Stock Exchange.

The remaining convertible debentures (Series A) in circulation shall be unaffected by this transaction.

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), and the Emblaze Ltd (LSE: BLZ.L) group, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

###

#

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  June 12, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary